                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                           COMMISSION FILE NUMBER 333-126268
                                           CUSIP NUMBER: 48283Q 10 9

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB [ ] Form 10-D
[ ]Form N-SAR [ ] Form N-CSR

             For Period Ended: March 31, 2006


[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

          For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: KAHIKI FOODS, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and number): 1100 Morrison Road

City, State and Zip Code: Gahanna, Ohio 43230

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company needs additional time to obtain paper copies of verbally committed waivers, from two of its lenders, of technical defaults that existed in its debt with such lenders as of March 31, 2006.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Frederick A. Niebauer                614                    322.3189
------------------------   ---------------------   ----------------------------
        (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report higher sales in its fiscal year ended March 31, 2006 than it did in its fiscal year ended March 31, 2005. The Company expects to report a loss from operations for its fiscal year ended March 31, 2006, compared to an income from operations for its fiscal year ended March 31, 2005. Expected sales, operating income, and net income are outlined below for the fiscal years ended March 31, 2006 and 2005.

                                             2006               2005
                                        --------------     --------------
Net sales                                $ 23,072,647       $ 18,894,267

Income (loss) from operations                (454,401)           179,000

Net income                                    564,625             63,528


Weighted average shares outstanding:
  Basic                                     3,690,175          3,602,896
  Diluted                                   4,965,891          4,008,207

Net income per common share:
  Basic                                       $  0.15            $  0.02
  Diluted                                     $  0.11            $  0.02

COMPARISON OF YEAR ENDED MARCH 31, 2006 TO YEAR ENDED MARCH 31, 2005

We had the highest sales in Kahiki's history in fiscal 2006, $23,072,647, an increase of 22% from fiscal 2005. We increased capacity when we moved into the new facility. We were successful in increasing sales to new accounts, both retail and membership warehouse club stores, and also in the introduction of successful new products to existing customers.

Despite record sales, our gross profit margin decreased to 16.5% in fiscal 2006, from 21.8% in fiscal 2005. Most of the decrease stemmed from inefficiencies related to the start-up of our new facility, primarily in the first and second quarters, and early in the third quarter of fiscal 2006. Part of the decrease stemmed from substantially higher depreciation on the new facility and equipment (in total, depreciation was about $400,000 higher in fiscal 2006 than for fiscal
2005). Part of the decrease stemmed from our March 2006 write-off of $188,000 of value of equipment no longer needed in production. The inefficiencies in early fiscal 2006 masked operating improvements that we were able to make beginning in September 2005. At that time, we began to move Kahiki toward more efficient manufacturing. We improved the flow of materials through our plant. We reduced finished goods inventory. We are attempting to produce only what is being ordered by our customers. This effort is ongoing. We expect that continued efforts to align production with orders will help Kahiki improve its operations and cash flows, and provide a basis for future growth. We saw the first substantial benefits from this activity in the quarter ended December 31, 2005. We increased inventory turns, and we dramatically reduced finished product inventory compared to the March 2005 balances. We expect margins to improve, but anticipate improvements happening gradually over several quarters as we continue to adjust product flow to orders and gain process improvements, and continue to work out start up issues related to the new facility.

Selling, general, and administrative costs in fiscal 2006 increased by about $321,000, or 8%, over fiscal 2005. However, these expenses decreased as a percentage of sales. Payroll costs, costs for consultants, and increased directors' fees all contributed to this increase. We added management to assist in product innovation and marketing efforts. In fiscal 2006, we expensed $63,000 of deferred loan costs when the holder of the underlying debt converted it into Preferred Stock.

Our reported interest expense increased substantially in fiscal 2006. We capitalized interest during construction and renovation of our facility. Now that construction has been completed (May 2005) and we have moved into the new facility, we treat all interest as expense and no further interest is capitalized. During fiscal 2006 and fiscal 2005, we capitalized $53,000 and $323,000 of interest, respectively as part of the renovation of our facility. In addition, we borrowed about $3,800,000 of new debt in fiscal 2006. A third factor for the rise in interest expense is the increases in our interest rates.

On July 22, 2005, Mr. Michael Tsao died. He was the founder, Chairman of the Board of Directors, our President and Chief Executive Officer at the date of his death. Kahiki had maintained key man life insurance on Mr. Tsao. Kahiki received $750,000 of life insurance proceeds, plus interest, in the quarter ended September 30, 2005. Kahiki received an additional $500,000 of proceeds, plus interest, in the quarter ended December 31, 2005. All of the proceeds are included as other income in the accompanying financial statements.

Kahiki's overall tax rate for fiscal 2006 is substantially lower than the 34% federal rate, and lower than the rate recorded for fiscal 2005. The life insurance proceeds received this year are not taxable under federal statutes. Other factors affecting the rate include an operating loss (excluding insurance proceeds), completion of a federal tax audit for the year ended March 31, 2004, and state taxes.

All the above factors affected our reported net income.






                               KAHIKI FOODS, INC.
   ---------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006                By: /s/ Frederick A. Niebauer
                                       -----------------------------------------
                                       Frederick A. Niebauer
                                       Chief Financial Officer and Treasurer